

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2022

Ngai Ngai Lam
Chief Executive Officer
China Liberal Education Holdings Ltd
Room 1618 Zhongguangcun MOOC Times Building
18 Zhongguangcun Street, Haidian District
Beijing, People's Republic of China 100190

> **Re: China Liberal Education Holdings Ltd**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Filed April 14, 2022**
> **Response dated May 20, 2022**
> **File No. 001-39259**

Dear Ngai Ngai Lam:

We have reviewed your May 20, 2022 response to our comment letter and your Form 20-F filed on April 14, 2022 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 1, 2022 letter.

Form 20-F filed April 14, 2022

Introduction, page 4

1. We note that you carve out Hong Kong from the definition of "China" and "PRC." In future filings, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong.

<u>Item 3: Key Information, page 7</u>

2. We note your disclosure on page 31 stating that you are not a Chinese operating company, but a Cayman Islands holding company with operations conducted by your subsidiaries based in China. In future filings, please include this disclosure at the beginning of Item 3.

3. In future filings, clearly disclose at the beginning of Item 3 how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Also disclose the entity in which investors are purchasing an interest.

4. We note your disclosure on page 32 regarding the legal and operational risks associated with having a substantial majority of your operations in China. In future filings, please include this disclosure at the beginning of Item 3. Please also disclose in Item 3 that your auditor is not subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act, the Accelerated Holding Foreign Companies Accountable Act, and related regulations will affect your company. Include cross-references to the specific risk factors discussing these risks.

5. We note your disclosure on page 32 regarding permissions required from PRC authorities. In future filings, please include this disclosure at the beginning of Item 3. Please further describe the "business license" you reference, including which entity holds the license, the particular government agency that granted it, and what authority you are granted under the license. Please also revise your disclosure so that it is not limited only to those permissions or approvals that you believe are material. Please also revise to clarify, if true, that you do not need any other license or approval for your operations in China or Hong Kong.

6. We note your disclosure on page 34 relating to transfers of cash through your organization. In future filings, please include this disclosure at the beginning of Item 3. In addition, please disclose under Item 3 whether any transfers, dividends or distributions have been made to date between the holding company and its subsidiaries, and quantify the amounts where applicable. We note that your disclosure on page 34 only discusses dividends or distributions made to shareholders or U.S. investors.

7. We note your disclosure on page 34 regarding the ability to use cash in a PRC entity to fund operations outside of the PRC. In future filings, please include this disclosure at the beginning of Item 3. In your disclosure under Item 3, as well as in the summary risk factors and risk factors, state that to the extent cash or assets in the business is in the PRC or Hong Kong or a PRC or Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries

by the PRC government to transfer cash or assets. Provide cross references to the related discussions elsewhere in the annual report.

8. We note your disclosure on page 33 regarding limitations on your ability to transfer cash between you or your subsidiaries. In future filings, please include this disclosure at the beginning of Item 3. Provide a cross-reference to your discussion of this issue in the summary risk factors and risk factors sections, as well.

9. We note the corporate structure chart included on page 33. In future filings, please include this chart at the beginning of Item 3. Please also revise the chart to identify the person or entity that owns the equity in each depicted entity, including China Liberal Education Holdings Limited (Cayman). Identify clearly the entity in which investors own their interest and the entities in which the company's operations are conducted.

<u>You may experience difficulties in effecting service of legal process..., page 22</u>

10. In future filings, please revise to name the directors, officers, and members of senior management that are located in the PRC (including Hong Kong). Separately, please revise your disclosure under Item 3 to similarly name such individuals and highlight the issues associated with the enforceability of civil liabilities against foreign persons, as addressed in this risk factor.

    You may contact Ta Tanisha Meadows at 202-551-3322 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot at 202-551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Ying Li, Esq., Hunter Taubman Fischer & Li LLC